Exhibit 99.3

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

On March 31, 2021, the Company completed the subscription for 169,354,839 shares of Loto Interactive Limited (HKEX: 08198) (“Loto Interactive”), at a price of HK$0.62 per share for a total consideration of HK$105 million (US$13.5 million) in cash (the "Share Subscription"). The Company’s ownership of Loto Interactive thereby increased to 54.2%, and Loto Interactive became a subsidiary of the Company.

On April 15, 2021, the Company announced the first closing of its previously announced transactions contemplated by the share exchange agreement, as amended (the "Share Exchange Agreement"), dated February 16, 2021, with Blockchain Alliance Technologies Holding Company ("Blockchain Alliance Holding"). Pursuant to the Share Exchange Agreement, the Company has issued an aggregate of 44,353,435 Class A ordinary shares of par value US$0.00005 per share of the Company (the "Class A Ordinary Shares") to Blockchain Alliance Holding in exchange for the entire outstanding share capital of Blockchain Alliance Technologies Limited ("Blockchain Alliance") held by Blockchain Alliance Holding. In accordance with the Share Exchange Agreement, the entire mining pool business of Bitdeer Technologies Holding Company ("BitDeer") operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the "BTC.com Pool Businesses") have now been transferred to the Company.

We refer the two acquired companies, Loto Interactive and the Blockchain Alliance, collectively as “the acquired companies”, and the corresponding transactions collectively as “Acquisitions”.

We have previously conducted our lottery business in China through a series of contractual arrangements with Shenzhen Youlanguang Science and Technology Co., Ltd., Shenzhen E-Sun Network Co., Ltd., and Shenzhen Guangtiandi Science and Technology Co., Ltd. (collectively, the “lottery business-related VIEs”), and their respective shareholders. On July 23, 2021, the Company announced its decision to dispose of its Chinese lottery related business and the Company terminated all of its lottery business-related VIE contracts. The lottery business-related VIE subsidiaries will be deconsolidated and their financial results will no longer be included in the Company's consolidated financial statements as a result of eliminating the VIE structure. We refer this transaction as “Disposition”.

On July 23, 2021, Loto Interactive Information Technology (Shenzhen) Co., Ltd. (“Loto Shenzhen”), a subsidiary of Loto Interactive, terminated all contractual arrangements with Zhejiang Keying Huancai Information Technology Co., Ltd. (“Zhejiang Keying”), a VIE primarily engaged in the provision of data analysis and storage services in connection with our pre-existing cryptocurrency mining operations in China. The shareholders of Zhejiang Keying entered into an equity transfer agreement with Loto Shenzhen to transfer all of Zhejiang Keying’s equity interests to Loto Shenzhen. As of the date of this current report, Zhejiang Keying is in the process of completing the business registration of equity changes. The shareholders of Zhejiang Keying also executed a letter of undertaking in favor of Loto Shenzhen and undertook to transfer all assets held by Zhejiang Keying to Loto Shenzhen in the event that the equity transfer could not be completed. The Company believes that the completion of the business registration of the equity changes of Zhejiang Keying is probable and Loto Shenzhen still effectively controls Zhejiang Keying based on the above arrangements despite the termination of the VIE arrangements. Accordingly, the termination of the VIE arrangements with Zhejiang Keying was not reflected in the following unaudited pro forma financial information.

The following unaudited pro forma combined financial information of the Company and the acquired companies is presented to illustrate the estimated effects of the Acquisitions and Disposition described below (collectively, “Adjustments” or “Pro Forma Adjustments”).

The unaudited pro forma combined balance sheet as of December 31, 2020 combines the historical consolidated balance sheet of the Company and the consolidated or combined balance sheet of the acquired companies, and disposes the historical balance sheet of VIE subsidiaries, after giving effect to the Acquisitions and Disposition as if it had occurred on December 31, 2020. The unaudited pro forma statement of operations for the year ended December 31, 2020 combines the historical consolidated statement of comprehensive loss of the Company and the consolidated or combined statement of profit or loss and other comprehensive income or loss of the acquired companies and eliminates the historical operating results of the VIE subsidiaries, after giving effect to the Acquisitions and Disposition as if it had occurred on January 1, 2020. These unaudited pro forma combined balance sheet and unaudited pro forma combined statement of operations are referred to collectively as the “pro forma financial information.”

The pro forma financial information should be read in conjunction with the accompanying notes. In addition, the pro forma financial information is derived from and should be read in conjunction with the following historical financial statements and accompanying notes of the Company and the acquired companies:

(i) audited consolidated financial statements as of and for the fiscal year ended December 31, 2020 and the related notes included in the annual report on Form 20-F for the year ended December 31, 2020 filed by the Company and

(ii) audited consolidated financial statements of Loto Interactive Limited as of and for the year ended December 31, 2020 and the related notes included as Exhibit 99.1 to this Current Report on Form 6-K filed July 30, 2021 and

(iii) audited combined financial statements of Blockchain Alliance Technologies Limited as of and for the year ended December 31, 2020 and the related notes included as Exhibit 99.2 to this Current Report on Form 6-K filed July 30, 2021.

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Unaudited Pro Forma Combined Balance Sheet

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"))

	As of December 31, 2020
	BIT Mining Limited Historical	Loto Interactive Historical	Blockchain Alliance Historical	Pro Forma Adjustments for Acquisitions	Notes	Pro forma Adjustments for Disposition (a)	Pro Forma Combined	Pro Forma Combined
	RMB	RMB	RMB	RMB		RMB	RMB	US$*
ASSETS
Current assets:
Cash and cash equivalents	308,676	37,242	-	(88,106)	A	(194,510)	63,302	9,701
Restricted cash	3,829	-	-	-		(1,242)	2,587	396
Cryptocurrencies	-	-	62,095	65,665	A	-	127,760	19,579
Trade receivables	-	7,069	-	-		-	7,069	1,083
Amounts due from related parties	368	817	-	-		(368)	817	125
Prepayments and other current assets, net	22,980	69,052	758	-		360,662	453,452	69,495
Total current assets	335,853	114,180	62,853	(22,441)		164,542	654,987	100,379

Non-current assets:
Equity investments at fair value through other comprehensive income	-	4,256	-	(4,256)	D	-	-	-
Property and equipment, net	19,779	221,567	-	(48,823)	A	(15,181)	177,342	27,179
Intangible assets, net	2,398	-	4,543	515,793	A	(1,229)	521,505	79,924
Deposits	1,479	-	-	-		(424)	1,055	162
Long-term investments	99,972	2,046	-	(62,729)	A, D	(35,192)	4,097	628
Right-of-use assets	9,327	5,394	-	-		(9,327)	5,394	827
Other non-current assets	1,665	25,248	-	-		(1,665)	25,248	3,869
Goodwill	-	9,849	-	23,537	A	-	33,386	5,117
Total non-current assets	134,620	268,360	4,543	423,522		(63,018)	768,027	117,706
TOTAL ASSETS	470,473	382,540	67,396	401,081		101,524	1,423,014	218,085

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables	-	3,880	38,086	22,750	A	-	64,716	9,918
Trade payables – related party	-	-	3,466	3,489	A	-	6,955	1,066
Amount due to a related company	-	393	-	-		-	393	60
Accrued expenses and other current liabilities	69,361	21,658	20,774	137,289	A	(49,158)	199,924	30,640
Income tax payable	549	6,245	-	-		-	6,794	1,041
Operating lease liabilities - current	3,710	2,828	-	-		(3,710)	2,828	433
Total current liabilities	73,620	35,004	62,326	163,528		(52,868)	281,610	43,158

Non-current liabilities:
Long-term payables	526	-	-	-		(526)	-	-
Operating lease liabilities - non-current	5,807	2,724	-	-		(5,807)	2,724	417
Total non-current liabilities	6,333	2,724	-	-		(6,333)	2,724	417
TOTAL LIABILITIES	79,953	37,728	62,326	163,528		(59,201)	284,334	43,575

Shareholders’ Equity:
Class A ordinary shares	151	-	-	14	A	-	165	25
Class B ordinary shares	-	-	-	-		-	-	-
Additional paid-in capital	2,602,883	-	-	456,372	A	(34,336)	3,024,919	463,589
Treasury shares	(143,780)	-	-	-		-	(143,780)	(22,035)
Accumulated deficit and statutory reserve	(2,183,918)	-	-	-		185,200	(1,998,718)	(306,317)
Accumulated other comprehensive income	128,441		-	-		(3,396)	125,045	19,164
Share Capital	-	31,899	-	(31,899)	A	-	-	-
Reserves		236,291	-	(236,291)	A	-	-	-
Net parent investment	-	-	5,070	(5,070)	A	-	-	-
Total BIT Mining Limited shareholders’ equity	403,777	268,190	5,070	183,126		147,468	1,007,631	154,426
Noncontrolling interests	(13,257)	76,622	-	54,427	A	13,257	131,049	20,084
Total shareholders' equity	390,520	344,812	5,070	237,553		160,725	1,138,680	174,510
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	470,473	382,540	67,396	401,081		101,524	1,423,014	218,085

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Unaudited Pro Forma Combined Statements of Operations
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	For the Year Ended December 31, 2020
	BIT Mining Limited Historical	Loto Interactive Historical	Blockchain Alliance Historical	Pro forma Adjustments for Acquisitions	Note	Pro forma Adjustments for Disposition (b)	Pro Forma Combined	Pro Forma Combined
	RMB	RMB	RMB	RMB		RMB	RMB	US$*
Net Revenues	21,815	340,332	8,619,353	-		(6,886)	8,974,614	1,375,420

Operating costs and expenses:
Cost of services	(16,774)	(304,124)	(8,713,807)	(41,814)	B	2,884	(9,073,635)	(1,390,595)
Sales and marketing	(16,748)	(93)	(10,655)	-		8,845	(18,651)	(2,858)
General and administrative	(152,541)	(68,503)	(31,854)	217	C	53,874	(198,807)	(30,469)
Service development	(30,201)	-	-	-		16,830	(13,371)	(2,049)
Total operating expenses	(216,264)	(372,720)	(8,756,316)	(41,597)		82,433	(9,304,464)	(1,425,971)
Other operating income	5,518	1,576	-	(217)	C	(1,833)	5,044	773
Government grant	891	-	-	-		(741)	150	23
Other operating expenses	(2,752)	(4,060)	(48)	-		874	(5,986)	(917)
Impairment loss of cryptocurrencies			(1,186)			-	(1,186)	(182)
Net gain on disposal of cryptocurrencies	-	-	12,773	-		-	12,773	1,958
Operating loss	(190,792)	(34,872)	(125,424)	(41,814)		73,847	(319,055)	(48,896)
Other income (expense), net	748	-	-	(74)	D	(449)	225	34
Interest income	9,093	394	-	(129)	C	(7,429)	1,929	296
Finance costs	-	(398)	-	129	C	-	(269)	(41)
(Loss) gain from equity method investments	(10,798)	(988)	-	13,284	C	(2,060)	(562)	(86)
Gain on previously held equity investments	-	-	-	33,945	A	-	33,945	5,202
Impairment of long-term investments	(33,001)	-	-	33,001	C	-	-	-
Loss before income tax	(224,750)	(35,864)	(125,424)	38,342		63,909	(283,787)	(43,491)
Income taxes benefits (expense)	3,654	(2,576)	-	-		(3,445)	(2,367)	(363)
Net loss	(221,096)	(38,440)	(125,424)	38,342		60,464	(286,154)	(43,854)
Less: net (loss) income attributable to noncontrolling interests	2,130	3,121	-	(20,727)	E	(2,130)	(17,606)	(2,698)
Net loss attributable to BIT Mining Limited	(223,226)	(41,561)**	(125,424)	59,069		62,594	(268,548)	(41,156)
Other comprehensive loss
Share of other comprehensive loss of an equity method investee	(1,218)	(74)	-	1,292	C, D	-	-	-
Foreign currency translation (loss) gain	(11,825)	14,865	-	-		(14,289)	(11,249)	(1,724)
Other comprehensive (loss) income, net of tax	(13,043)	14,791	-	1,292		(14,289)	(11,249)	(1,724)
Comprehensive loss	(234,139)	(23,649)	(125,424)	39,634		46,175	(297,403)	(45,578)
Less: Comprehensive (loss) income attributable to noncontrolling interests	2,130	4,132	-	(14,963)	E	(2,130)	(10,831)	(1,660)
Comprehensive loss attributable to BIT Mining Limited	(236,269)	(27,781)**	(125,424)	54,597		48,305	(286,572)	(43,918)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	430,011,263			44,353,435			474,364,698	474,364,698
Diluted	430,011,263			44,353,435			474,364,698	474,364,698

Losses per share attributable to BIT Mining Limited-Basic and Diluted
Net loss	(0.52)						(0.57)	(0.09)

Losses per ADS***attributable to BIT Mining Limited-Basic and Diluted
Net loss	(5.19)						(5.66)	(0.87)

*This statements contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.5250 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020.

**Amount attributable to Loto Interactive’s shareholders.

*** American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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NOTES TO UNAUDITED PRO FORMA COMSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

The pro forma financial information was prepared in conformity with Article 11 of Regulation S-X. The pro forma financial information for acquisitions was prepared using the acquisition method of accounting in accordance with Accounting Standards Codification 805, “Business Combinations” (“ASC 805”) and was derived from the audited historical financial statements of the Company and the acquired companies.

The pro forma financial information has been prepared by the Company for illustrative and informational purposes only in accordance with Article 11. The pro forma financial information is not necessarily indicative of what the Company’s consolidated statement of comprehensive loss or consolidated balance sheet actually would have been had the Acquisitions, Disposition and other Adjustments been completed as of the dates indicated or will be for any future periods. The pro forma financial information does not purport to project the Company’s future financial position or results of operations following the completion of the Acquisitions and Disposition.

The Company is still in the process of performing a full review of the acquired companies’ accounting policies to determine if there are any additional material differences that require modification or reclassification of the acquired companies’ revenues, expenses, assets or liabilities to conform to the Company’s accounting policies and classifications. As a result of that review, the Company may identify differences between the accounting policies of the companies that, when conformed, could have a material impact on the pro forma financial information.

2. Consideration and Purchase Price

Consideration and Purchase Price of Loto Interactive

Before the Share Subscription, the Company previously held 127,871,432 shares of Loto Interactive and the ownership of Loto Interactive was 33.74%. On March 31, 2021, the Company completed the subscription for 169,354,839 shares of Loto Interactive, at a price of HK$0.62 per share for a total consideration of HK$105 million (US$13.5 million) in cash. The Company’s ownership of Loto Interactive thereby increased to 54.2%.

Concurrently with the completion of the Share Subscription, Loto Interactive has completed its acquisition of the remaining equity interests in its indirectly held subsidiary, Ganzi Changhe Hydropower Consumption Service Co., Ltd. (“Ganzi Changhe Data Center”), for a total consideration of approximately RMB88.2 million (approximately US$13.6 million) in cash.

The following table presents the calculation of preliminary purchase consideration:

RMB
(in thousands)
Re-measurement of the fair value of previously-held equity interest	66,985
Purchase price at acquisition close on March 31, 2021	88,106
Fair value of non-controlling shareholders	131,049
Total allocated purchase price	286,140

Consideration and Purchase Price of Blockchain Alliance

Pursuant to the Share Exchange Agreement, the Company has issued an aggregate of 44,353,435 Class A ordinary shares to Blockchain Alliance Holding in exchange for the entire outstanding share capital of Blockchain Alliance. The following calculated purchase price based on the market value of the Company’s Class A ordinary shares on April 15, 2021.

RMB
(in thousands)
Fair value of Class A ordinary shares at acquisition close on April 15, 2021	456,386
Estimate of post-closing adjustments	99,064
Total allocated purchase price	555,450

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Given that the purchase price is subject to certain post-closing valuation adjustment terms as provided in the Share Exchange Agreement (estimates of which are included in the table above), the final transaction consideration to be paid by the Company assumed for the purpose of this pro forma financial information may not reflect the ultimate purchase price that the Company will have to pay for the Acquisition of Blockchain Alliance.

Furthermore, the allocation of the consideration is preliminary and pending finalization of various estimates, inputs and analyses. Since this pro forma financial information has been prepared based on preliminary estimates of consideration and fair values attributable to the Acquisitions, the actual amounts eventually recorded in accordance with the acquisition method of accounting, including the identifiable intangibles and goodwill, may differ materially from the information presented.

3. The allocation of the purchase price

The following table presents the preliminary purchase price allocation of the assets acquired and the liabilities assumed as if the Acquisitions occurred on December 31, 2020.

Preliminary purchase price allocation of Loto Interactive

RMB
(in thousands)
Assets
Cash and cash equivalents	37,242
Trade receivable	7,069
Amounts due from related parties	817
Prepayments and other current assets	69,052
Property and equipment, net	172,744
Long-term investments	6,302
Right-of-use assets	5,394
Other non-current assets	25,248
323,868
Liabilities
Accounts payables	3,880
Amount due to a related company	393
Accrued expenses and other current liabilities	21,658
Income tax payable	6,245
Operating lease liabilities - current	2,828
Operating lease liabilities - non-current	2,724
37,728
Total allocated purchase price	286,140

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Preliminary purchase price allocation of Blockchain Alliance

RMB
(in thousands)
Assets
Cryptocurrencies	127,760
Prepayments and other current assets	758
Intangible assets, net	520,336
Goodwill	33,386
682,240
Liabilities
Trade payable	60,836
Trade payable – related party	6,955
Accrued expenses and other current liabilities	58,999
126,790
Total allocated purchase price	555,450

The business combination accounting is not yet final and the amounts assigned to the assets acquired and the liabilities assumed are provisional. Therefore, this may result in future adjustments to the provisional amounts as new information is obtained about the facts and circumstances that existed at the acquisition date. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.

4. Pro Forma Adjustments for Acquisitions

A. Reflects the preliminary purchase price allocation recorded, and the elimination of the acquired companies’ net assets balances in accordance with the acquisition method of accounting.

B. Represents adjustments provided on depreciation and amortization for property and equipment and finite intangible assets based on the preliminary purchase price allocation. Property and equipment have been depreciated on a straight-line basis over their estimated useful lives. Intangible assets having a finite life have been amortized on a straight-line basis over their estimated useful lives.

C. Represents the elimination of internal transactions between Loto Interactive and the Company during the year of 2020.

D. Reflects the adjustments to conform the accounting and presentation of certain equity investments to the accounting and presentation of the Company.

E. Reflects the adjustments provided on net loss attributable to the non-controlling interest and comprehensive loss attributable to non-controlling interest based on the net loss and comprehensive loss of Loto Interactive and the percentage of ownership of the non-controlling interest.

5. Pro Forma Adjustments for Disposition

(a) Reflects the derecognition of the assets and liabilities of the lottery business-related VIEs.

(b) Reflects the elimination of revenues and expenses associated with the operations of the lottery business-related VIEs.

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